

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2013

Via E-mail
Mr. Michael D. Snyder
Chief Executive Officer and President
MDS Energy Public 2013 Program
409 Butler Road, Suite A
Kittanning, Pennsylvania 16201

> **Re: MDS Energy Public 2013 Program**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2013**
> **File No. 333-181993**

Dear Mr. Snyder:

We have reviewed your amendment and your letter dated January 25, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that each partnership is structured to provide investors with cumulative cash distributions, including all distributions from operations to investors before the first 12-month subordination period begins, equal to at least 10% of capital in each of the first five consecutive 12-month subordination periods and 7.5% of capital in each of the next three consecutive 12-month subordination periods. Please provide us on a supplemental basis with support substantiating the managing general partner's apparent belief that the partnership will generate sufficient revenue to achieve this targeted return of capital.

Proposed Activities, page 68

Acquisition of Leases, page 71

2.   We note your disclosure that the managing general partner will have the right, in its sole discretion, to select the prospects which each partnership will drill. Please disclose in greater detail the managing general partner's selection criteria. For instance, we note the information in Appendix A regarding gas quantity, days in production and average daily production.

3.   Regarding the leases to be acquired by each partnership, please disclose how the acquisition cost will be determined, given the varying reserves and production information reflected in Appendix A.

4.   We note your disclosure that Appendix A contains information concerning the vertical wells in the Marcellus Shale primary area currently proposed by the managing general partner to be drilled by MDS Energy Public 2013-A LP. Please disclose whether MDS Energy Public 2013-A LP would be able to drill all of the prospects identified in Appendix A if you raised the maximum aggregate amount of $300,000,000 by the final closing of MDS Energy Public 2013-A LP. In other words, clarify whether there are enough prospects identified in Appendix A to satisfy the maximum aggregate offering amount.

Participation in Costs and Revenues, page 82

Example of Net Revenue Sharing During a Subordination Period, page 86

5.   Please add a footnote to your table clarifying how you derived the 13.8% figure.

Federal Income Tax Consequences, page 100

6.   We note your response to comment 9 from our letter to you dated July 6, 2012. Although the beginning of the Federal Income Tax Consequences discussion indicates your intention to provide a summary of the tax opinion letter filed as Exhibit 8.1, you state at page 101 that "Special counsel's tax opinions with respect to an investment in a partnership by a typical investor…are set forth below." Also, the new disclosure at page 104 says that counsel's opinions are limited to the discussion above and that "The Following is a General Discussion of Federal Income Tax Consequences," etc. Insofar as opinions supporting tax matters and consequences to securityholders must be rendered by counsel or an accountant, revise the prospectus disclosure to clarify who prepared these disclosures and rendered the opinions in each case. Clarify whether the prospectus disclosure is intended only as a summary of the opinions which are contained in the document filed as Exhibit 8.1. In other words, if counsel wishes to render its opinion in long form, please revise to make clear that the prospectus discussion constitutes only a

summary of the full tax opinion included in the exhibit. For guidance, see Staff Legal Bulletin No. 19 (CF) (October 14, 2011) ["SLB 19"], Section III.A.1 and Section III.B.

7.   Refer to the following statement at page 104, which also appears in the opinion filed as Exhibit 8.1: "The discussion in the Prospectus under the caption 'FEDERAL INCOME TAX CONSEQUENCES,' insofar as it contains statements of federal income tax law, is correct in all material respects." Please revise the prospectus and obtain a revised opinion from counsel to eliminate any suggestion that counsel is opining only on the manner in which the tax consequences are described in the filing, and instead make clear that counsel is opining on the offering's tax consequences. See SLB 19 at Section III.C.2.

8.   At page 101, you indicate that the tax opinion letter filed as Exhibit 8.1 includes "additional material representations." However, SLB 19 at Section III.C.3 indicates that "Item 601(b)(8) of Regulation S-K permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement." Please revise to describe in the prospectus all material conditions or qualifications to the opinions.

Financial Statements

MDS Energy Public 2013-A LP

Report of Independent Registered Public Accounting Firm, page 1

9.   Please obtain and file an audit report that complies with PCAOB Standard No. 1 and AU Section 508.08.

Note 2 – Summary of Significant Accounting Policies, page 3

10.   We note you intend to defer costs of organizing the Partnership and offering the units and will amortize such costs over the estimated offering period. SAB Topic 5:A requires offering costs to be deferred and charged against the gross proceeds upon the completion of the offering. In addition, costs incurred in conjunction with the organization of a newly formed entity should generally be expensed as incurred, unless the costs meet the criteria for capitalization as fixed assets. Please revise your accounting policy to adhere to this guidance.

11.   We note you intend to account for your oil and gas producing activities under the successful efforts method. Within your accounting policy disclosure you state that costs to drill and equip wells will be capitalized. Please clarify within your disclosure how you will account for costs of drilling and equipping exploratory wells versus development wells under the successful efforts method. Refer to FASB ASC 932-360-25-8 through 25-14 for further guidance.

Note 4 – Partners' Equity, page 6

12.   Please note that receivables from the sale of stock should generally be accounted for as a reduction in stockholders' equity to comply with FASB ASC 505-10-45-2. Please revise your balance sheet and equity presentation accordingly.

MDS Energy Development, LLC and Subsidiaries

General

13.   Please present the audited balance sheet of the managing general partner as of December 31, 2012 to comply with Rule 8-07 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 4

Other Assets, page 5

14.   Please clarify the nature of the costs capitalized and identified as "Investment towards partnership interest" on the managing general partner balance sheet.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director